Mail Stop 3561

February 27, 2007

By Facsimile and US Mail

Mr. Nicholas C. Rose
Finance Director
Diageo plc
8 Henrietta Place
London, W1G 0NB
England

> **Re:** **Diageo plc**
> **Form 20-F for the fiscal year ended June 30, 2006**
> **Filed September 25, 2006**
> **File No.1-10691**

Dear Mr. Rose:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2006

Operating and Financial Review, page 25

Operating costs, page 27

1. Please tell us your basis for determining that the contributions to the Thalidomide Trust and accelerated depreciation are material and require separate disclosure. In this regard, please indicate when the trust was established and why it was established. If the accelerated depreciation relates to the closure of the Park Royal brewery in June 2005, please expand your disclosure accordingly.

Contractual obligations, page 49

2. Please revise your disclosure in future filings to state whether interest is included in your long term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. To the extent that the interest rates are variable, please provide appropriate disclosure with respect to your assumptions. If you choose not to include these payments, a footnote to the table should clearly identify and quantify the excluded item and provide any additional information that is material to an understanding of your cash requirements.

Corporate governance report, page 81

Filing assurance committee, page 86

3. We note you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Consolidated Income Statement, page 97

4. We note your three column presentation showing income statement line items before exceptional items, exceptional items, and a total for each line item after exceptional items. Please tell us what consideration you gave to IAS 1 BC14-18 including, but not limited to, the requirement that no items are to be presented as

arising from outside the entity's ordinary activities. Please advise or revise here, Historical information beginning on page 1, Note 10 Earnings per share on page 127, and elsewhere throughout your document as appropriate.

## Note 8. Taxation, page 125

5.  Please tell us what precipitated the agreement with fiscal authorities regarding the carrying values of certain brands and the terms of the agreement such that you received a tax credit of £315 million. Tell us why the increase to deferred tax assets was allocated between prior period adjustments and the origination and reversal of temporary differences.

6.  Please advise us of the nature of potential tax exposures that you have provided for in the amount of £294 million and your basis for these provisions.

## Note 30. Contingent liabilities and legal proceedings, page 154

7.  With respect to the Colombian and Alcohol advertising litigation, please disclose in future filings an estimate of the possible loss or range of loss or state that such an estimate cannot be made as provided for in SFAS 5 and IAS 37.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841.

Sincerely,


Michael Moran
Branch Chief